Exhibit 99.1

Glass House Farms Earns “Best” Cannabis in California Award at the

California State Fair Cannabis Awards

SACRAMENTO, CA, August 1, 2024 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically integrated cannabis businesses in the U.S. has struck gold in California. The company won five prestigious honors at the 2024 CA State Fair Cannabis Awards, including the coveted Golden Bear, presented by the State of California to the best of California agriculture.

Glass House Farm’s Lilac Diesel cultivar was the star of the show in the Mixed Light Flower division, earning the “Best of California” Golden Bear trophy, as well as three gold medals and one silver in numerous categories. Mixed Light refers to flower grown in greenhouses.

The following is a breakdown of Glass House’s awards:

•	Golden Bear – Best of California Mixed Light Flower
•	Gold – Total Terpenes
•	Gold – Ocimene
•	Gold – Terpinolene
•	Silver – CBGa

The Cannabis Awards competition received over 500 submissions, representing some of the finest cannabis and cultivators in California. Entrants went through comprehensive testing by such renowned experts as SC Labs for potency and terpene testing, and Budist to judge across all categories. Budist is led by a diverse group of certified Ganjiers, cup judges, subject matter experts, and connoisseurs.

“Winning the Golden Bear trophy and multiple gold medals at the CA State Fair Cannabis Awards is a testament to the exceptional quality and expertise of our cultivation team,” said Kyle Kazan, Co-Founder, Chairman & CEO of Glass House Brands Inc. “This competition highlights the best of the best in craft cannabis farms, and our success at the Awards validates our commitment to producing premium cannabis. We are truly humbled to receive this honor given the depth of amazing cultivators in our state and are proud to be a part of the California cannabis community.”

“Being recognized at the CA State Fair brings even more legitimacy to both Glass House and the cannabis industry,” said Graham Farrar, Co-Founder, Director and President at Glass House Brands Inc. “The fair has been around for 170 years, showcasing California’s agricultural heritage. It’s great to see cannabis receive its seat at the table, being recognized for the medicine that it’s always been, for being a significant contributor to the economy of the state, and for making the world a better place. We appreciate all whose hard work and vision made this happen and thank specifically the Cal State Fair, The State of California, Embarc, Budist, and SC labs – and of course the amazing Glass House Farms team for growing top quality cannabis.”

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email- alerts/.

ABOUT CA STATE FAIR CANNABIS AWARDS

The CA State Fair Cannabis Awards are a state-agency sanctioned cannabis competition that is a historic first in the United States and sits proudly on a coveted roster of annual CA State Fair competitions alongside wine, cheese, olive oil, and craft beer.ꢀCelebrating craft, culture, agricultural history and innovation, these awards have sparked a new conversation about cannabis and continue to evolve and expand.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com